UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

 December 31, 2007

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to the Financial Statements	6-11

Supplemental Information:	12

Schedule of Assets Held for Investment	13

Signatures	14

2

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm

To Participants and Administrator of the AERC 401 (K) Savings

Plan and Trust

            We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2007 and 2006 and for the year ended December 31, 2007 and the supplemental schedule as of December 31, 2007, as listed in the accompanying contents.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

            Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Bethesda, Maryland

June 27, 2008

3

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2007 and December 31, 2006

	2007	2006
ASSETS

Investments, participant directed (See Note C)	$8,108,994	$8,078,708

Total assets	$8,108,994	$8,078,708

LIABILITIES

Excess contributions refundable	35,110	-

Net assets available for benefits at fair value	8,073,884	8,078,708

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$8,073,884	$8,078,708

The accompanying notes are an integral part of this statement.

4

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note C)		$ 23,650
Interest and dividends		102,179
Contributions
Employer	$ 151,593
Participants	1,065,228	1,216,821

Total additions		1,342,650

Deductions from net assets attributed to:
Benefits paid to participants		1,334,927
Expenses paid		12,547
Total deductions		1,847,474

Net decrease		(4,824)

Net assets available for plan benefits

Beginning of year		8,078,708

End of year		$ 8,073,884

The accompanying notes are an integral part of this statement.

5

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.         Investment Valuation and Income Recognition

            Participant notes receivable are valued at cost, which approximates fair value.  The Plan's investments are stated at fair value, which approximates contract value for its benefits-responsive investment (Note D).  Quoted market prices are used to value investments.  Units of pooled separate accounts are valued at the net asset value of the units held by the Plan at year end.

            Purchases and sales of investments are recorded on a trade date basis.  Investment income is recorded as earned and reinvested in the Plan.

2.         Change in Accounting Principle

            In December 2005, the Financial Accounting Standards Board ("FASB") issued a Staff Position ("FSP"), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements.  The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contact value of these investments also be presented on the face of the statement of net assets available for benefits.  The FSP is effective for financial statements for annual periods ending after December 15, 2007 and must be applied retroactively to all prior periods presented.  Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2007.  The effect of adopting the FSP had no impact on the Plan's net assets available for benefits or changes in net asset available for benefits.  As discussed in Note D, the contract value approximates the fair value on the benefit-responsive investment contract.

6

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2007

3.         Federal Income Taxes

            The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

4.         Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

5.         Payment of Benefits

            Benefits are recorded when paid.

NOTE B.  DESCRIPTION OF PLAN

            The following description of the AERC 401(K) Savings Plan and Trust provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            The Plan is a plan of a controlled group of corporations which became effective April 1, 1990.  The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

            Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21.  Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages.  Participants may elect to contribute up to 25% of their gross wages and currently have the option of investing their accounts between eighteen different investment options.  The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and sixteen different pooled separate accounts.  Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon.  Vesting in the employer matching contribution portion of their accounts is based on years of service.  A participant is 100% vested after three years of credited service.

7

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2007

NOTE B.  DESCRIPTION OF PLAN (Continued)

            At December 31, 2007 and 2006, forfeited non-vested accounts totaled $32,084 and $8,943, respectively.  These accounts will be used to reduce future employer contributions.  Also, in 2007 and 2006, employer contributions were reduced by $3,905 and $4,493, respectively, from forfeited nonvested accounts.

            On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

8

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2007

NOTE C.  INVESTMENTS

            The Plan's investments are held by Prudential at December 31, 2007 and 2006, respectively.  The following table presents the fair value of the investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments
	December 31,	December 31,
	2007	2006
	Fair Value	Fair Value

Investment at fair value as determined by Prudential
Guaranteed Income Fund	$1,741,984	$1,748,264
Dryden S&P 500 Index Fund	1,792,884	1,700,532
Core Bond Fund	445,723	457,287
Balanced Fund	821,061	844,178
Large Cap Value Fund	1,541,292	1,530,138
Associated Estates Realty Corporation Stock Fund	401,300	581,731
International Growth	379,838	-
Other	984,912	1,216,578

	$8,108,994	$8,078,708

            During the year ended December 31, 2007, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $23,650 as follows:

Pooled separate accounts	$216,156
Common Stock	(192,506)

$23,650

9

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2007

NOTE D.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

            The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC").  PRIAC maintains the contributions in an insurance company issued general account evergreen group annuity spread product.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract.  There are not any specific securities in the general account that back the liabilities of this annuity contract.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Contract value approximates fair value at December 31, 2007 and 2006.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contact at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants.  The average yield and crediting interest rates were 2.80% and 2.65% for 2007 and 2006, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE E.  PARTICIPANT NOTES RECEIVABLE

            During 2007, the Plan made loans to various employees from their respective interests in the Plan.  These loans and loans made in prior years bear interest at rates varying from 5% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest.  The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F.  PLAN TERMINATION

            Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2007

NOTE G.  PARTY IN INTEREST TRANSACTIONS

            For the year ended December 31, 2007, the Plan purchased AERC common stock at a cost of $93,771.  The fair value of AERC common stock included in investments at December 31, 2007 and 2006 was $401,300 and $581,731, respectively.

            Certain Plan investments are units of pooled separate accounts managed by Prudential.  Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for the investment management services provided by Prudential amounted to $12,547 and $11,013, respectively for the years ended December 31, 2007 and 2006.

NOTE H.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

            The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for plan benefits per the
financial statements	$ 8,073,884	$ 8,078,708

Excess contributions refundable	35,110	-

Net assets available for plan benefits per Form 5500	$ 8,108,994	$ 8,078,708

            The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$ 1,334,927

2006 Excess contributions refundable	-

2007 Excess contributions refundable	(35,110)

Benefits paid to participants per Form 5500	$ 1,299,817

Note I.  EXCESS CONTRIBUTIONS

            As of December 31, 2007, a refund of contributions totaling $35,110 has been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

11

SUPPLEMENTAL INFORMATION

12

THE AERC 401(K) SAVINGS PLAN AND TRUST

FORM 5500 SCHEDULE H – ITEM IV(I)

SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2007

Identity of			Interest	Fair
Party Involved	Description	Maturity	Rate	Value

*Prudential	S & P 500 Index Fund	N/A	N/A	$1,792,884

*Prudential	Guaranteed Income Fund	N/A	N/A	1,741,984

*Prudential	Large Cap Value Fund	N/A	N/A	1,541,292

*Prudential	Balanced Fund	N/A	N/A	821,061

*Prudential	Core Bond Fund	N/A	N/A	445,723

*AERC	Stock Fund	N/A	N/A	401,300

*Prudential	International Growth/Artisan Partners Fund	N/A	N/A	379,838

*Prudential	Ivy Small Cap Growth Fund	N/A	N/A	165,374

*Prudential	Mid Cap Value	N/A	N/A	114,453

*Prudential	T Rowe Price GR Stock R Shr	N/A	N/A	103,281

*Prudential	Lord Abbett Affiliated Fund	N/A	N/A	89,935

*Prudential	High Yield Bond/Caywood-Scholl Fund	N/A	N/A	62,955

*Prudential	Lifetime Growth Fund	N/A	N/A	57,188

*Prudential	Lifetime Balanced FD	N/A	N/A	40,417

*Prudential	Lifetime Aggressive	N/A	N/A	24,810

*Prudential	American Century Equity Income Fund	N/A	N/A	23,040

*Prudential	Lifetime Conservative	N/A	N/A	5,152

*Prudential	Lifetime Income & Equity	N/A	N/A	2,520

Participant loans	Participant loans	Various	9.25%	295,787

* Represents a party-in-interest
13

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Individual	June 27, 2008
Jeffrey I. Friedman

/s/ Lou Fatica	Individual	June 27, 2008
Lou Fatica

/s/ Kara Florack	Individual	June 27, 2008
Kara Florack

14